NO ACT

DC
PE

Act: 1933
Section:
Rule: 144
Public
Availability: 8/13/2010

8-12-10


10013141

August 13, 2010

Received SEC
AUG 1 3 2010
Washington, DC 20549

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Dress Barn, Inc.
Incoming letter dated August 12, 2010

Based on the facts presented, the Division's views are as follows. Capitalized terms have the same meanings as defined in your letter.

- The Reorganization will constitute a "succession" for purposes of Rule 12g-3(a) under the Exchange Act and HoldingCo will be a "large accelerated filer" for purposes of Rule 12b-2 under the Exchange Act.

- The Division will not object if HoldingCo, as successor to the Company, does not file new registration statements under the Securities Act for ongoing offerings of securities covered by the Stock-Based Benefit Plan Registration Statements, provided that HoldingCo adopts the Stock-Based Benefit Plan Registration Statements by filing post-effective amendments pursuant to Rule 414 under the Securities Act.

- HoldingCo may take into account the Company's reporting history under the Exchange Act in determining its eligibility to use Forms S-3 and S-8. The Company's reporting history under the Exchange Act may also be used in determining whether HoldingCo "meets the requirements for use of Form S-3" within the meaning of Form S-4.

- The Company's Exchange Act reporting history may be taken into account when determining HoldingCo's compliance with the current public information requirements of Rule 144(c)(1) under the Securities Act.

- Average weekly reported trading volume in the Company Common Stock during the time periods specified by Rule 144(e)(1) under the Securities Act may be taken into account in determining the limitations on the amount of securities that may be sold pursuant to Rule 144(e).

- Persons who have filed ownership reports on Schedule 13D or 13G for Company Common Stock will not be required to file any additional or amended statements on

Schedule 13D or 13G as a result of the Reorganization, provided they note in their next subsequent filing that HoldingCo is the successor to the Company.

- The actions to be taken by the Company to assume the Stock-Based Benefit Plans do not constitute actions that require the disclosure of information required by Item 10 of Schedule 14A.

- The Division will not object if the Company and HoldingCo omit the financial and other information required by Form S-4 from the Reorganization Proxy Statement/Prospectus to the same extent permitted by Instruction 4 to Item 14 of Schedule 14A. In reaching this position, we note your representation that, immediately after the effective time of the Reorganization, the consolidated assets, liabilities, business and operations of HoldingCo and its subsidiaries will be the same as the consolidated assets, liabilities, business and operations of the Company and its subsidiaries immediately prior to such effective time and that all information necessary for evaluation of the Reorganization will be disclosed in the Reorganization Proxy Statement/Prospectus.

- HoldingCo may be treated as an issuer subject to the reporting requirements of the Exchange Act for purposes of the Securities Act Rule 174(b) exemption from the prospectus delivery requirements of Section 4(3) of the Securities Act.

- After consummation of the Reorganization, HoldingCo may succeed to the Commission file number currently used by the Company.

These positions are based on the representations made to the Division in your letter. Different facts or conditions might require different conclusions.

Sincerely,

Mark F. Vilardo
Special Counsel


SECURITIES AND EXCHANGE COMMISSION
MCMXXXIV

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 13, 2010

Mail Stop 4561

Julie M. Allen
Member of the Firm
Proskauer Rose LLP
1585 Broadway
New York, New York 10036-8299

Re: The Dress Barn, Inc.

Dear Ms. Allen:

In regard to your letter of August 12, 2010, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

Proskauer》 Proskauer Rose LLP 1585 Broadway New York, NY 10036-8299

Julie M. Allen
Member of the Firm
d 212.969.3155
f 212.969.2900
jallen@proskauer.com
www.proskauer.com

August 12, 2010

VIA ELECTRONIC MAIL
Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
One Station Place
100 F Street, NE
Washington, DC 20549

Re: Proposed Reorganization of The Dress Barn, Inc.; Securities Act of 1933 - Section 4(3), Forms S-3, S-4 and S-8 and Rules 144, 174 and 414; Securities Exchange Act of 1934 - Schedules 13D, 13G and 14A and Rules 12g-3 and 12b-2

Ladies and Gentlemen:

The Dress Barn, Inc., a Connecticut corporation (the "Company"), is considering undertaking a reorganization (the "Reorganization") in which (i) the Company formed a new wholly owned Delaware corporate subsidiary named Ascena Retail Group, Inc. ("HoldingCo"), (ii) HoldingCo formed a new wholly owned Connecticut corporate subsidiary named DB Merger Corp. ("MergerCo"), (iii) the Company would merge (the "Merger") with its new, indirect, wholly owned subsidiary, MergerCo, with the Company as the surviving company (the "Surviving Company"), and (iv) promptly following the Merger, the Company would distribute the stock of its wholly owned subsidiaries, Maurices Incorporated, a Delaware corporation ("Maurices"), and Tween Brands, Inc., a Delaware corporation ("Tween Brands"), to HoldingCo. As a result of the Reorganization, each holder of shares of the common stock of the Company, par value $0.05 per share ("Company Common Stock"), would become a holder of an identical number of shares of common stock of HoldingCo, par value $0.01 per share ("HoldingCo Common Stock").

At the effective time of the Reorganization, HoldingCo will, in effect, replace the Company as the publicly held corporation. HoldingCo and its subsidiaries would conduct all of the operations currently conducted by the Company and its subsidiaries and the consolidated assets, liabilities, operations and financial condition of HoldingCo immediately after the Reorganization would be the same as those of the Company immediately prior to the Reorganization. HoldingCo will not be an operating company, but rather will hold the stock of all of the operating companies.

The Company is a leading national specialty apparel retailer offering quality casual and career women's apparel at value prices through its dressbarn and Maurices brands and tween girls' fashion apparel through its Justice brand. In January 2005, the Company acquired Maurices, and in November 2009, the Company acquired Tween Brands, which operates its business under the Justice brand. As a result of these acquisitions, Maurices and Tween Brands operate as subsidiaries of the Company, while the dressbarn brand is operated by the Company, the parent of Maurices and Tween Brands. The purpose of the Reorganization is to create a new holding company owning each of the Company, Maurices and Tween Brands as sister subsidiaries. Management of the Company believes that the Reorganization would align the Company's corporate structure with its business operations and facilitate potential future acquisitions of additional brands (although the Company has no agreements, plans or understandings with respect to any such acquisition). Management further believes that the Reorganization would assist in positioning the Company's image in the marketplace as a multi-brand apparel retailer.

The Company was originally incorporated in Connecticut for historical reasons, dating well before the Company became publicly held. By virtue of incorporating HoldingCo in Delaware, the Reorganization will also effect the reincorporation of HoldingCo, as the successor public company, in Delaware. The reincorporation will afford the board of directors and management of HoldingCo, as the successor public company, the benefits of Delaware's well established principles of corporate governance and the greater predictability, flexibility and responsiveness of Delaware corporation law to corporate needs. Management of the Company believes that Delaware is a more favorable environment for HoldingCo, as the successor public company, and its shareholders.

The Reorganization would be submitted to a vote of the shareholders of the Company at the Company's 2010 annual meeting (which is scheduled for early December) and it is currently contemplated that, if approved, the Reorganization would become effective on or about January 1, 2011. As a result of the Reorganization, the current shareholders of the Company will become stockholders of HoldingCo, owning the same number of shares of HoldingCo stock as they had owned of the Company's stock. HoldingCo would have the same board of directors and officers as the Company. HoldingCo would assume all of the Company's obligations under its existing equity plans.

A registration statement on Form S-4 covering the shares of HoldingCo Common Stock to be issued in the Reorganization will be filed with the Securities and Exchange Commission (the "Commission") by HoldingCo (the "Reorganization Registration Statement").

The prospectus of HoldingCo to be included in the Reorganization Registration Statement will also constitute a proxy statement of the Company with respect to the Reorganization (the "Reorganization Proxy Statement/Prospectus") pursuant to which proxies in favor of the Reorganization will be solicited by the Company pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

On behalf of the Company, we hereby respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Commission concur in certain opinions and conclusions set forth below under Section III (beginning on page 8) that we have reached on the basis of prior letters issued by the Staff referenced in this letter with respect to the applicability to the Reorganization of certain provisions of the Securities Act of 1933, as amended (the "Securities Act"), and the Exchange Act, and the rules and forms promulgated under each. We also hereby request the Staff's confirmation that HoldingCo may rely on the Staff's concurrence to the same extent as the Company.

I. THE COMPANY, HOLDINGCO AND MERGERCO

The Company was incorporated under the laws of the State of Connecticut in 1966 and has been an Exchange Act registrant since 1983. The Company has filed all reports required to be filed under Section 13(a) of the Exchange Act.

The Company's authorized capital stock consists of 165,000,000 shares of Company Common Stock, of which 79,926,798 shares were issued and outstanding as of June 7, 2010, and 100,000 shares of preferred stock, par value $0.05 per share, none of which is outstanding on the date hereof. The Company Common Stock is listed on the NASDAQ Global Select Market and is registered pursuant to Section 12(b) of the Exchange Act. As of June 7, 2010, there were approximately 5,300 holders of the Company Common Stock.

The Company maintains and sponsors various stock-based compensation plans, including The Dress Barn, Inc. 2001 Stock Incentive Plan, The Dress Barn, Inc. 2005 Employee Stock Purchase Plan, the Dress Barn, Inc. 401(k) Profit Sharing Retirement Savings Plan, The Dress Barn, Inc. 1995 Stock Option Plan and The Dress Barn, Inc. 1993 Incentive Stock Option Plan (all of these plans are collectively referred to herein as the "Stock-Based Benefit Plans"). The securities to be offered under each of the Stock-Based Benefit Plans are registered on currently effective registration statements on Form S-8 (Registration Nos. 333-138506, 333-136061, 333-18135 and 33-60196) (the "Stock-Based Benefit Plan Registration Statements").

The Company does not have any outstanding indebtedness other than that under its senior credit facility, capital leases and a mortgage on its Suffern, New York facility. The Company does not have any outstanding debt securities or obligations under the Exchange Act with respect thereto. The Company Common Stock is the only class of the Company's securities outstanding and the only class of the Company's securities for which the Company has reporting obligations under the Exchange Act.

To facilitate the Reorganization, the Company will form HoldingCo as a wholly owned subsidiary of the Company and MergerCo as a wholly owned subsidiary of HoldingCo. Prior to the Reorganization, neither HoldingCo nor MergerCo will have any assets or liabilities other than those nominal assets and liabilities relating to their formation and their participation in the Reorganization, nor will either HoldingCo nor MergerCo engage in any business activities other than those related to their participation in the Reorganization.

II. THE REORGANIZATION

A. The Reorganization; Effect of the Reorganization.

The Reorganization is to be effected pursuant to the following steps:

(i) The Company formed HoldingCo as a new, wholly owned, direct subsidiary, incorporated in Delaware.

(ii) HoldingCo formed MergerCo as a new, wholly owned direct subsidiary, incorporated in Connecticut.

(iii) The Company, HoldingCo and MergerCo will enter into an agreement and plan of reorganization (the "Reorganization Agreement"), which will be approved by their respective boards of directors and by the Company and HoldingCo as the sole stockholder and shareholder, respectively, of HoldingCo and MergerCo.

(iv) Following adoption of the Reorganization Agreement and approval of the Merger by the shareholders of the Company, the Company will merge with MergerCo pursuant to Section 33-815 of the Connecticut Business Corporation Act (the "CBCA"), with the Company being the Surviving Company.

(v) Immediately following the Effective Time, the Company will distribute the stock of its wholly owned subsidiaries, Maurices and Tween Brands, to HoldingCo.

B. Conditions.

The Reorganization Agreement will provide that consummation of the Reorganization is conditioned upon:

- the declaration by the Commission of the effectiveness of the Reorganization Registration Statement and the absence of any stop order in respect of the Reorganization Registration Statement or proceeding seeking a stop order by the Commission;

- the adoption of the Reorganization Agreement and approval of the Merger by the shareholders of the Company, as required by the CBCA, at a meeting of the Company's shareholders;

- the approval by the NASDAQ Stock Market of the listing of the HoldingCo Common Stock to be issued or reserved for issuance in connection with the Reorganization[1]; and

- the receipt by the Company and HoldingCo, in form and substance satisfactory to them, of an opinion of tax counsel with respect to the material U.S. federal income tax consequences of the Reorganization.

C. Conversion of Shares.

The Reorganization Agreement will provide that, automatically at the time (the "Effective Time") the Merger of the Company with MergerCo becomes effective:

(i) each share of Company Common Stock outstanding will automatically be converted into one share of HoldingCo Common Stock (appraisal rights will not be available under the CBCA in connection with the Reorganization);

(ii) the MergerCo common stock held by HoldingCo will automatically be converted into, and thereafter represent, 100% of the common stock of the Surviving Company; and

(iii) each share of HoldingCo Common Stock held by the Company will, by virtue of the Reorganization and without any action of the Company, be cancelled and no consideration will be delivered in respect thereof.

At the Effective Time, the Stock-Based Benefit Plans will be assumed by HoldingCo pursuant to resolutions of the Company's board of directors and HoldingCo's board of directors. Following such assumption of the Stock-Based Benefit Plans, HoldingCo Common

[1] In connection with the Reorganization, the Company intends to notify NASDAQ that a Substitution Listing Event will occur and to pay the required Substitution Listing Fee in respect of the HoldingCo Common Stock.

Stock will be issued upon the exercise of any options or the payment of any other stock-based awards and otherwise to reflect appropriately the substitution of HoldingCo Common Stock for Company Common Stock. HoldingCo and the Company will execute and deliver such documents, and make such amendments to the Stock-Based Benefit Plans, as necessary or appropriate to effect the assumption of the Stock-Based Benefit Plans by HoldingCo. The amendments, however, will not materially alter any of the benefits accruing to participants under the Stock-Based Benefit Plans. To the extent that there are any unsold securities under any of the Company's registration statements that will not be adopted by HoldingCo pursuant to Rule 414 under the Securities Act ("Rule 414"), including the Company's registration statement on Form S-4 (Registration No. 333-161267) or any registration statements on Form S-8 (other than those relating to the Stock-Based Benefit Plan Registration Statements), the Company will file post-effective amendments to such registration statements terminating the offering thereof and removing such unsold securities therefrom prior to the Effective Time.

D. Effect of Reorganization.

At the Effective Time, the separate existence of MergerCo will cease, the Company will continue as the Surviving Company of the Merger and will possess all the rights, privileges, powers and franchises of a public and private nature, and be subject to all the restrictions, disabilities and duties, of each of MergerCo and the Company, and all debts, liabilities and duties of MergerCo and the Company, respectively, will thenceforth attach to the Company as the Surviving Company, and may be enforced against it to the same extent as if said debts, liabilities and duties had been incurred or contracted by it, all as provided under Section 33-820 of the CBCA.

Generally, for U.S. federal income tax purposes, no gain or loss will be recognized by shareholders of the Company upon the conversion of Company Common Stock into HoldingCo Common Stock pursuant to the Merger.

E. Certificate of Incorporation and Bylaws; Capital Stock.

The amended and restated certificate of incorporation and bylaws of HoldingCo will contain provisions that provide substantially the same rights and protections for HoldingCo's stockholders and creditors as those they currently have under the Company's amended and restated certificate of incorporation and amended and restated bylaws, including substantially the same voting, dividend and other rights as those held by the holders of Company Common Stock.

However, due to the differences between the CBCA and Delaware law, the Reorganization will effect some changes in the rights of the Company's shareholders. The comparative differences between the CBCA and Delaware law and the charter documents of the Company and HoldingCo will be summarized in the Reorganization Registration Statement.

Attached hereto as Annex A is a comparison of the anticipated rights of holders of HoldingCo Common Stock as compared to Company Common Stock.

The HoldingCo Common Stock will trade on the NASDAQ Global Select Market, as does the Company Common Stock currently, under a new name and new trading symbol to be determined by the Company prior to the filing of the Reorganization Registration Statement.

F. Directors and Executive Officers of HoldingCo; Committees of the HoldingCo Board.

It is contemplated that at the Effective Time the HoldingCo board of directors (the "HoldingCo Board") will consist of the same individuals who constitute the board of directors of the Company (the "Company Board") immediately before the Effective Time, with their respective terms as directors of HoldingCo expiring when their respective terms as directors of the Company would have expired. The HoldingCo Board will establish the same committees as the Company Board, and each committee of the HoldingCo Board will be composed of the same directors as the corresponding committee of the Company Board. Each committee of the HoldingCo Board will have a charter that is substantially identical to the charter of the corresponding committee of the Company Board prior to the Effective Time.

The individuals who are executive officers of the Company immediately before the Effective Time will be the only executive officers of HoldingCo immediately following the Effective Time, holding corresponding offices. In particular, the chief executive officer of the Company will continue as the chief executive officer of HoldingCo.

G. Business of HoldingCo; Federal Securities Laws Applicable to HoldingCo.

HoldingCo has not yet been formed, but from inception and prior to the Reorganization, it will conduct no business and will have no assets, liabilities or operations other than those nominal assets, liabilities and operations related to its formation and participation in the Reorganization. The Company will continue to engage in its present business as a continuing corporation, and all of its contractual, employment and other business relationships will generally continue unaffected by the Reorganization, except that it will distribute the stock of its subsidiaries, Maurices and Tween Brands, to HoldingCo immediately after the Effective Time and its executive management team and certain corporate-level employees will become employees of HoldingCo.

The consolidated assets and liabilities of HoldingCo and its subsidiaries immediately following the Effective Time will be the same as the consolidated assets and liabilities of the Company and its subsidiaries immediately before the Effective Time. Deloitte & Touche LLP, the Company's independent auditors, will serve as the independent auditors of HoldingCo and its subsidiaries after the Effective Time.

Following the Reorganization, HoldingCo will continue to file annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K under the Exchange Act. In addition, HoldingCo will be required to file proxy and information statements under the Exchange Act. Finally, HoldingCo will continue to be subject to the corporate governance requirements of the NASDAQ and the Sarbanes-Oxley Act of 2002.

III. REQUEST

On behalf of the Company, we hereby respectfully request that the Staff concur in each of the following conclusions and opinions, which are discussed more fully below, and that the Staff confirm that HoldingCo may rely on the Staff's concurrence in such conclusions and opinions to the same extent as the Company:

A. Rules 12g-3(a) and 12b-2. The Reorganization constitutes a "succession" for purposes of Rule 12g-3(a) under the Exchange Act, and the HoldingCo Common Stock will be deemed to be registered under the Exchange Act by operation of Rule 12g-3(a) upon the filing of the Form 8-K containing the requisite statements on which reliance on Rule 12g-3(a) is conditioned. Further, as a result of the Reorganization, HoldingCo will be deemed a "large accelerated filer" for purposes of Rule 12b-2 of the Exchange Act.

B. Rule 414. After the Effective Time, HoldingCo will constitute a "successor issuer" of the Company for purposes of Rule 414 and, upon the filing of post-effective amendments thereto expressly adopting such Stock-Based Benefit Plan Registration Statements as its own, to permit HoldingCo to continue offerings registered thereby as contemplated by Rule 414.

C. Forms S-3, S-4 and S-8. HoldingCo may include the reporting history of the Company in determining whether HoldingCo meets the eligibility requirements for the use of registration statements under the Securities Act following the Reorganization, including Forms S-3, S-4 and S-8.

D. Rule 144(c)(1) and (e). The Company's prior reports and the average weekly trading volume in the Company Common Stock may be taken into account in determining HoldingCo's compliance with the current public information requirements of Rule 144(c)(1) under the Securities Act and the volume limitations under Rule 144(e) under the Securities Act.

E. Schedule 13D and Schedule 13G. Persons who have filed statements on Schedule 13D or Schedule 13G reporting beneficial ownership of Company Common Stock will not be required to make any additional or amended filings as a result of the Reorganization but may note in their next subsequent filings on

Schedule 13D or Schedule 13G that HoldingCo is the successor issuer to the Company.[2]

F. Item 10 of Schedule 14A. Actions taken with respect to the assumption by HoldingCo of the obligations of the Company under the Stock-Based Benefit Plans do not constitute actions that require disclosure of information under Item 10 of Schedule 14A of Regulation 14A promulgated under the Exchange Act.

G. Financial and Other Requirements of Form S-4 and Item 14 of Schedule 14A. Certain information required by Form S-4 may be omitted from the Reorganization Proxy Statement/Prospectus to the extent such information is not required to be provided under Item 14 of Schedule 14A pursuant to Instruction 4 to Item 14 of Schedule 14A.

H. Section 4(3) and Rule 174. Dealers need not comply with the prospectus delivery requirements of Section 4(3) of the Securities Act and Rule 174 thereunder with respect to HoldingCo after the Reorganization.

I. Commission File Number. After consummation of the Reorganization, HoldingCo will succeed to the Commission File Number currently used by the Company.

We note that the Staff has granted relief similar to that requested in this letter in several comparable circumstances, including reorganization transactions similar to the Reorganization. See generally GulfMark Offshore, Inc. (available January 11, 2010), MF Global Ltd. (available December 15, 2009), Tim Hortons Inc. (available September 9, 2009), Weatherford International Ltd. (available January 14, 2009), Willbros Group, Inc. (available February 27, 2009), Pediatrix Medical Group, Inc. (available December 22, 2008), Otter Tail Corporation (available December 19, 2008), Mentor Corporation (available September 26, 2008), Dollar Tree Stores, Inc., (available February 20, 2008), InterDigital Communications Corporation (available June 25, 2007), Mercer International, Inc. (available December 12, 2005) and Adolph Coors Company (available August 25, 2003).

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[2] In reliance on the Staff's Interpretive Release dated September 23, 1981 (Rel. 34-18114), after the Reorganization, officers, directors and 10% beneficial owners of the Company will not file initial statements of beneficial ownership on Form 3 to reflect their interest in shares of HoldingCo Common Stock, provided that they note on their next subsequent filing on Form 4 that such form is being filed to indicate a change in beneficial ownership of HoldingCo Common Stock, and that HoldingCo is the successor issuer of the Company for purposes of filings under Section 16 of the Exchange Act.

IV. DISCUSSION

A. Rules 12g-3(a) and 12b-2.

Rule 12g-3(a) under the Exchange Act provides that, where in connection with a succession by merger, securities of an issuer that are not already registered under Section 12 of the Exchange Act (such as the HoldingCo Common Stock) are issued to holders of any class of securities of another issuer that are already registered under Section 12(b) or 12(g) (such as the Company Common Stock), then the unregistered securities shall be deemed to be registered under the same paragraph of Section 12 of the Exchange Act, subject to certain enumerated exceptions (none of which is applicable to HoldingCo or the Reorganization). In such a case, Rule 12g-3(f) requires the issuer of the stock deemed registered under Rule 12g-3(a) to indicate in the Form 8-K filed in connection with the succession the paragraph of Section 12 under which the class of securities of the successor issuer is deemed issued. HoldingCo intends to file such a Form 8-K promptly following the Effective Time. In addition, a Form 25 will be filed to delist the Company Common Stock from trading on the NASDAQ Global Select Market and a Form 15 will be filed to terminate registration of Company Common Stock under the Exchange Act. Given that the rights of the Company's shareholders will not be materially modified as a result of the Reorganization, we are of the view that the incorporation of the company that will ultimately be owned by the Company's shareholders in Delaware (as opposed to Connecticut) should not preclude the application of the foregoing.

A "succession" is defined in Rule 12b-2 as the direct acquisition of the assets comprising a going business, whether by merger, consolidation, purchase or other direct transfer. While HoldingCo's acquisition by way of the Reorganization will not be direct, the consolidated assets and liabilities of HoldingCo immediately after the Reorganization will be the same as those of the Company immediately before the Reorganization. Similarly, the shareholders of the Company immediately before the Reorganization will be the stockholders of HoldingCo immediately after the Reorganization. Based on our review of the no-action letters listed below, we are of the view that the definition of succession and the Staff's interpretation thereof is broad enough to permit reliance on Rule 12g-3 under circumstances similar to those present in the Reorganization. See, e.g., Willbros Group, Inc., supra, Pediatrix Medical Group, Inc., supra, Otter Tail Corporation, supra, Mentor Corporation, supra, Dollar Tree Stores, Inc., supra, and InterDigital Communications Corporation, supra.

The Company has been an "accelerated filer" as defined by Rule 12b-2 of the Exchange Act, but for purposes of filing its Annual Report on Form 10-K for its fiscal year ending July 31, 2010, the Company is now a "large accelerated filer" as defined by such Rule. Because HoldingCo will be the successor issuer to the Company, we believe HoldingCo should be deemed a large accelerated filer. The Staff has taken a similar position on prior occasions that a successor issuer would be a successor to a company's status as a large accelerated filer under Rule 12b-2 of the Exchange Act. See, e.g., Willbros Group, Inc., supra, Pediatrix Medical

Group, Inc., supra, Otter Tail Corporation, supra, Mentor Corporation, supra, Dollar Tree Stores, Inc., supra, and InterDigital Communications Corporation, supra.

On the basis of the foregoing, we respectfully request that the Staff concur in our opinion that upon consummation of the Reorganization, the HoldingCo Common Stock will be deemed registered under Section 12(b) of the Exchange Act by virtue of the operation of Rule 12g-3(a). We further request that the Staff concur in our opinion that HoldingCo, as successor to the Company, will be deemed a large accelerated filer for purposes of Rule 12b-2 under the Exchange Act.

B. Registration Statements and Rule 414.

Rule 414, promulgated under Regulation C of the Securities Act, provides that, if an issuer has been succeeded by another issuer for the purposes of changing its form of organization, a registration statement of the predecessor issuer will be deemed to be the registration statement of the successor issuer for the purpose of continuing the offering covered by such registration statement, provided that the conditions enumerated in Rule 414 are satisfied. We believe that each of the Stock-Based Benefit Plan Registration Statements relating to the offering, sale and delivery of shares of Company Common Stock pursuant to the Stock-Based Benefit Plans should be deemed to be the registration statement of HoldingCo as the "successor issuer for the purpose of continuing the respective offering," because the Reorganization will have the effect of changing the Company's "form of organization" and substantially meets all the other conditions enumerated in Rule 414.

The conditions enumerated in Rule 414 will be satisfied by the terms and conditions of the Reorganization, except for the technical satisfaction of paragraph (b), which requires that the successor issuer acquire all of the assets and assume all of the liabilities and obligations of the predecessor issuer. HoldingCo will not directly acquire any of the assets or assume any of the liabilities of the Company, except that HoldingCo will assume the Company's obligations under the Stock-Based Benefit Plans (because they involve the issuance of equity securities), and immediately following the Effective Time, the Company will distribute the stock of its wholly owned subsidiaries, Maurices and Tween Brands, to HoldingCo. All other assets and liabilities will remain with the Company immediately following the Merger. In keeping with the spirit of Rule 414, HoldingCo will indirectly have the benefit of such assets and will effectively be subject to such liabilities and obligations by reason of its ownership of all of the stock of the Company. Upon the effectiveness of the Reorganization, the assets, liabilities and stockholders' equity of HoldingCo, on a consolidated basis, will be the same as those of the Company immediately prior to the Reorganization. We believe that this technicality relating to paragraph (b) is not material and should not affect the applicability of Rule 414. More importantly, HoldingCo will file post-effective amendments to the Stock-Based Benefit Plan Registration Statements adopting the Stock-Based Benefit Plan Registration Statements as its own registration statements for all purposes of the Securities Act and the Exchange Act and setting forth any additional information necessary to reflect any material changes made in connection with or resulting from the succession or necessary to keep the Stock-Based Benefit Plan Registration Statements from being misleading in any material respect, as contemplated by Rule 414(d).

For these reasons, it is our opinion that the Stock-Based Benefit Plan Registration Statements of the Company should be deemed to be the corresponding registration statements of HoldingCo as the successor issuer for the purpose of continuing the offerings for purposes of Rule 414, and that HoldingCo may file post-effective amendments to those registration statements as contemplated by Rule 414. We note that the Staff has concurred in similar circumstances with respect to Rule 414. See, e.g., Pediatrix Medical Group, Inc., supra, and Dollar Tree Stores, Inc., supra.

C. Forms S-3, S-4 and S-8.

General Instruction I.A.7.(a) to Form S-3 under the Securities Act provides that a successor registrant shall be deemed to have met the conditions for eligibility to use Form S-3 set forth in General Instructions I.A.1., 2., 3. and 5. of Form S-3 if its predecessor and it, taken together, do so, provided that the succession was primarily for the purpose of changing the state of incorporation of the predecessor or forming a holding company and that the assets and liabilities of the successor at the time of succession were substantially the same as those of the predecessor.

A holding company will be formed in connection with the Reorganization and the state of incorporation will change. Consistent with prior no-action letters, the fact that the succession involved both a holding company formation and a reincorporation merger should not affect the analysis. See, e.g., Oncothyreon Inc. (available January 31, 2008), Payless ShoeSource, Inc. (available April 20, 1998), Quality Food Centers, Inc. (available August 26, 1997) and National Securities Corporation (available February 6, 1997).

Pursuant to the Reorganization, HoldingCo's consolidated assets and liabilities will be the same as the consolidated assets and liabilities of the Company before the Reorganization. Upon consummation of the Reorganization, HoldingCo will have the same consolidated financial position and total enterprise value as the Company prior to the Reorganization. In addition, the executive management of HoldingCo following the Reorganization will be the same as the executive management of the Company immediately prior to the Reorganization. In the absence of any economic and substantive consequence, we believe that, following the Reorganization, HoldingCo should be deemed to be a successor registrant and should be able to include the prior activities of the Company in determining whether the requirements as to the use of Form S-3 have been met by HoldingCo, in determining whether HoldingCo "meets the requirements for use of Form S-3," as such phrase is used in the General Instructions of Form S-4 under the Securities Act and "satisfies the registrant requirements for use of S-3," as such phrase is used in the General Instructions of Form S-8. Such a determination would be consistent with relief granted by the Staff in similar circumstances. See, e.g., Pediatrix Medical Group, Inc., supra, and Dollar Tree Stores, Inc., supra.

Accordingly, we respectfully request that the Staff concur in our opinion that after the Reorganization, HoldingCo will be entitled to take into account the Company's reporting history prior to the Reorganization in determining whether HoldingCo (i) is eligible to use Form S-3, (ii) "meets the requirements for use of Form S-3," as such phrase is used in General Instructions B.1.(a) and B.1.(b) of Form S-4 under the Securities Act and (iii) "satisfies the registrant requirements for use of Form S-3," as such phrase is used in the General Instructions of Form S-8.

D. Rule 144(c)(1) and (e).

We recognize that affiliates of HoldingCo who desire to sell HoldingCo Common Stock, absent registration under the Securities Act, must sell those shares pursuant to Rule 144 under the Securities Act or some other applicable exemption. Rule 144(c) under the Securities Act requires that, in order for sales of securities to be made in reliance on the "safe harbor" provided by Rule 144, there must be made available "adequate current public information" with respect to the issuer for purposes of such Rule. Pursuant to Rule 144(c)(l), this requirement will be deemed to be satisfied where the issuer (i) has securities registered pursuant to Section 12 of the Exchange Act, (ii) has been subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act for a period of at least 90 days immediately preceding the sale of the securities and (iii) has filed all of the reports required to be filed by it under Section 13 of the Exchange Act for the 12 months preceding such sale (or for such shorter period that it was required to file such reports).

The purpose of Rule 144(c)(l), like the reporting requirements for Form S-3, is to ensure that adequate, detailed information about the registrant and its securities is available for public inspection. Although a literal application of Rule 144(c)(l) would prevent affiliates of HoldingCo from utilizing Rule 144 during the first 90 days after the Effective Time, we believe that the prior activities of the Company may be taken into account for purposes of determining whether HoldingCo satisfies the Rule 144(c)(l) eligibility requirements. In this instance, the information to be furnished to the public concerning HoldingCo would be adequate and current. The Company has been a reporting company under the Exchange Act for many years. All reports required to be filed by the Company under the Exchange Act have been timely filed or will be timely filed prior to the Reorganization, including a current report on Form 8-K with respect to the Company's completion of the Reorganization. Similarly, HoldingCo will be subject to the reporting requirements of Section 13 of the Exchange Act following the Reorganization. HoldingCo will have the same consolidated assets, liabilities, businesses, management and operations as the Company prior to the Reorganization. Therefore, we conclude that strict compliance with the 90-day waiting period is not necessary to effectuate the purpose of the Rule in light of the comprehensive disclosures in prior Exchange Act reports and the continuing reporting that will be made by HoldingCo. Based on the foregoing, we are of the opinion that, for purposes of Rule 144, HoldingCo may include the Company's reporting history and status prior to the Reorganization in determining whether HoldingCo has complied with the public information requirements of Rule 144(c)(1) and thus, HoldingCo should be deemed to have complied with the public information requirements of Rule 144(c)(1) immediately after the Reorganization if the Company has complied with the requirements of the Rule until the effective time of the Reorganization. The Staff has taken similar positions in the context of comparable transactions. See, e.g., Pediatrix Medical Group, Inc., supra, Mentor Corporation, supra, Otter Tail Corporation, supra, and Dollar Tree Stores, Inc., supra.

In addition, because the same number of shares HoldingCo Common Stock will be outstanding immediately after the Reorganization as the number of shares of Company Common Stock immediately prior to the Reorganization, and because the HoldingCo Common Stock will represent an investment that is substantially the same as the investment in Company Common Stock for the reasons discussed above, it is our opinion that, for purposes of Rule 144, the most recent report or statement published by the Company prior to the Reorganization and the average weekly trading volume of Company Common Stock during the time periods specified by Rule 144(e)(1) occurring immediately prior to the Reorganization may be taken into account by holders of HoldingCo Common Stock in determining the applicable limitation on the amount of HoldingCo Common Stock that may be sold in compliance with Rule 144(e)(1). The Staff has taken similar positions in the context of comparable transactions as noted in the no-action letters listed above.

Based on the foregoing, we respectfully request that the Staff concur in our opinion that the Company's reporting history under the Exchange Act prior to the Reorganization may be taken into account in determining whether HoldingCo has complied with the current public information requirements of Rule 144(c)(1) and the average weekly trading volume in Company Common Stock during the time periods specified in Rule 144(e)(1) may be taken into account in determining the limitation on the amount of HoldingCo Common Stock that may be sold pursuant to Rule 144(e).

E. Schedules 13D and 13G.

Section 13(d)(1) of the Exchange Act and Rule 13d-1 thereunder require that a person who acquires beneficial ownership of more than 5% of any equity security of a class registered pursuant to Section 12 of the Exchange Act file a statement on Schedule 13D or 13G. Section 13(d)(2) of the Exchange Act and Rule 13d-2 thereunder require the Schedule 13D to be amended when material changes in ownership occur and the Schedule 13G to be amended within 45 days after the end of the calendar year.

As discussed above, after the Reorganization, HoldingCo will represent the same company as did the Company prior to the Reorganization. No changes in ownership will occur as a result of the Reorganization, other than the conversion of Company Common Stock into HoldingCo Common Stock on a one-for-one basis. Relative percentage interests of holders before and after the Reorganization will be identical. Consequently, it is our view that persons who have filed a Schedule 13D or 13G for shares of Company Common Stock will not be required to file a new or amended Schedule 13D or 13G in respect of the shares of HoldingCo Common Stock received pursuant to the Reorganization; provided that they state in their next required amendment to Schedule 13D or 13G that HoldingCo is deemed the successor issuer to the Company for purposes of filings under Section 13(d). The Staff has taken similar positions in the context of comparable transactions. See, e.g., Tim Hortons Inc., supra, Weatherford International Ltd., supra, Willbros Group, Inc., supra, Pediatrix Medical Group, Inc., supra, Mercer International Inc., supra, and Dollar Tree Stores, Inc., supra.

Accordingly, we respectfully request that the Staff concur in our opinion that persons who have filed statements on Schedule 13D or 13G will not be required to file additional or amended statements on Schedule 13D or 13G solely as a result of the Reorganization.

F. Item 10 of Schedule 14A.

In the Reorganization, HoldingCo will assume and continue the Stock-Based Benefit Plans without any modification and each outstanding option or other stock-based award will be converted into an option or stock-based award with respect to the same number of shares of HoldingCo Common Stock, with the same terms, rights and conditions as the corresponding Company option or stock-based award. The assumption by HoldingCo of the rights and obligations of the Company under the Stock-Based Benefit Plans is simply a conversion of existing rights to a new successor issuer and does not constitute or require "actions" that would trigger a need to disclose information about the Stock-Based Benefit Plans under Item 10 of Schedule 14A. The assumption by HoldingCo of the obligations of the Company under the Stock-Based Benefit Plans will not constitute the approval of a new compensation plan under which equity securities of HoldingCo will be authorized for issuance or the amendment or modification of an existing plan as there has been no change to the Stock-Based Benefit Plans but simply a conversion of existing rights and an assumption and continuation of existing plans without amendment of modification. Disclosure of information under Item 10 of Schedule 14A of the Exchange Act in connection with the Reorganization would not provide any meaningful disclosure, as it is the same both before and after the Reorganization and it would, therefore, be unnecessary to include such information in the Reorganization Registration Statement on Form S-4 for the Company's shareholders to make an informed decision relating to the Reorganization. Accordingly, we are of the opinion that the actions to be taken with respect to the assumption by HoldingCo of the obligations of the Company under the Stock-Based Benefit Plans do not constitute actions that require the disclosure of information under Item 10 of Schedule 14A of the Exchange Act. The Staff has taken similar positions with respect to Item 10 in the context of transactions similar to the Reorganization. See, e.g., Weatherford International Ltd., supra, and Mercer International Inc., supra. We note that the Reorganization Registration Statement will include information on the effects of the Reorganization on the Stock-Based Benefit Plans so that existing shareholders will be fully aware that there will be no amendments or modifications to such plans that will result from the Reorganization.

Based upon the foregoing, we respectfully request that the Staff concur in our opinion that the actions to be taken with respect to the assumption by HoldingCo of the obligations of the Company under the Stock-Based Benefit Plans do not constitute actions that require the disclosure of information under Item 10 of Schedule 14A of the Exchange Act.

G. Financial and Other Requirements of Form S-4 and Item 14 of Schedule 14A.

As noted above, the Reorganization Proxy Statement/Prospectus will be filed by HoldingCo under cover of the Reorganization Registration Statement on Form S-4. Item 3(d), (e) and (f) and Item 5 of Form S-4 require that a prospectus filed as part of a Registration Statement on Form S-4 include the following disclosures: (a) the selected financial data required by Item 301 of Regulation S-K; (b) the selected financial data required by Item 301 of Regulation S-K prepared on a pro forma basis; (c) the book value per share on a historical and pro forma basis as of the date the selected financial data is presented, and cash dividends and income (loss) per share on an historical and pro forma basis for the periods for which selected financial data is presented; and (d) the pro forma financial information required by Article 11 of Regulation S-X. In addition, Subparts B and C of Part I of Form S-4 require certain historical and other information with respect to the registrant and the company being acquired.

The Staff has previously taken the position that an issuer engaged in the creation of a holding company may omit from its proxy statement/prospectus filed as part of its registration statement on Form S-4 such information as may be omitted pursuant to Instruction 4 to Item 14 of Schedule 14A under the Exchange Act. Item 14 of Schedule 14A requires a registrant engaged in a merger, consolidation, acquisition or similar matter to furnish, among other things, the same information as that required by Item 3(d), (e) and (f), Item 5 and Subparts B and C of Part I (Items 10 through 17) of Form S-4. Instruction 4 to Schedule 14A, however, states that information called for by Items 14(b)(8) through 14(b)(11) and Item 14(c) is not required to be provided for a plan of merger that involves "only the acquiring company and one or more of its totally held subsidiaries and does not involve a liquidation or spin-off."

In this regard, immediately prior to the Reorganization, HoldingCo will be a wholly owned subsidiary of the Company and MergerCo will be an indirect, wholly owned subsidiary of the Company and no liquidation or spin-off will occur as a result of the Reorganization. The consolidated assets, liabilities, business and operations of HoldingCo and its subsidiaries immediately after the effective time of the Reorganization will be the same as the consolidated assets, liabilities, business and operations of the Company and its subsidiaries immediately prior to such effective time. Information relating to the Company but omitted from the Reorganization Registration Statement on Form S-4 will be contained or incorporated by reference in the Reorganization Registration Statement. HoldingCo and MergerCo will be formed specifically to effect the Reorganization and will have no assets, liabilities or operations other than those nominal assets, liabilities and operations related to their formation and participation in the Reorganization. As a result, a presentation of the selected financial data and the selected financial data on a pro forma basis for the Reorganization, as prescribed by Item 301 of Regulation S-K, the book value per share, cash dividends and income (loss) per share on a historical and pro forma basis for the Reorganization and the pro-forma financial information with respect to the Reorganization required by Subparts B and C of Part I of Form S-4, would not provide any meaningful disclosure as it is the same both before and after the Reorganization and it would, therefore, be unnecessary to include such information in the Reorganization Registration Statement on Form S-4 for the Company's shareholders to make an informed decision relating to the Reorganization. All information necessary for the evaluation of the Reorganization by the shareholders of the Company will be presented in the Reorganization Proxy Statement/Prospectus and such disclosure will be in compliance with the general disclosure requirements of Form S-4 and Schedule 14A. We are of the view that the incorporation of the company that will ultimately be owned by the Company's shareholders in Delaware (as opposed to Connecticut) should not preclude the application of the foregoing. See, e.g., Mercer International Inc., supra.

Accordingly, we respectfully request that the Staff concur in our opinion that the Company and HoldingCo may omit from the Reorganization Proxy Statement/Prospectus such information as may be omitted pursuant to Instruction 4 of Item 14 of Schedule 14A under the Exchange Act. The Staff has taken similar positions with respect to the required contents of a Form S-4 in contexts similar to the Reorganization. See, e.g., Mercer International Inc., supra.

H. Section 4(3) Prospectus Delivery Requirements.

Under Rule 174(b), a dealer need not deliver a prospectus if the issuer is an Exchange Act reporting company. HoldingCo will have the same consolidated assets, liabilities, business and operations as the Company immediately before the Effective Time and will be the successor to the Company. The Company has been a reporting company under the Exchange

Act since 1983, and HoldingCo, as the successor to the Company, will assume the Company's reporting status after the Effective Time. The Staff has previously taken the position that the successor in transactions similar to the Reorganization is deemed an Exchange Act reporting company and dealers of the successor's securities may rely on Rule 174(b). See, e.g. Tim Hortons Inc., supra, Pediatrix Medical Group, Inc., supra, Mercer International Inc., supra, and Mentor Corporation, supra.

Accordingly, we respectfully request that the Staff concur in our opinion that HoldingCo will be deemed an Exchange Act reporting company and that dealers of HoldingCo Common Stock will be able to rely on Rule 174(b) with respect to the prospectus delivery requirements of Section 4(3) of the Exchange Act.

I. Commission File Number.

In Release No. 34-38850 (July 18, 1997), the Commission eliminated Form 8-B, which pertained to the registration of securities of certain successor issuers under Section 12 of the Exchange Act, effective September 2, 1997. In connection with such action, the Commission adopted amendments to Rule 12g-3 under the Exchange Act to include any transactions or securities that previously were covered by Form 8-B, but not by Rule 12g-3. Under Rule 12g-3, as amended, the securities of a successor to an issuer whose securities are registered under Section 12(b) also will be deemed registered under Section 12(b). Under this Rule, successor issuers automatically inherit the Exchange Act reporting obligations of their predecessors and file a Form 8-K to note the succession.

In this regard, the Commission had previously assigned a "Commission File Number" to registrants at the time they filed a Form 8-A or Form 8-B for purposes of Exchange Act reporting. The Release discussed above did not specifically address how, in light of the elimination of Form 8-B, a Section 12(b) successor registrant would obtain a Commission File Number. However SEC Division of Corporation Finance Compliance and Disclosure Interpretations (updated September 30, 2008) (the "C&DIs"), at Question 150.01 (under "Exchange Act Rules"), relating to the succession of an issuer pursuant to Rule 12g-3 under the Exchange Act, states that "[t]he securities of a successor issuer described in Rule 12g-3 are deemed to be registered under Section 12 by operation of law, and no Exchange Act registration statement on Form 8-A or any other form therefore need be filed. Under Rule 12g-3(f), the successor must file a Form 8-K with respect to the succession transaction using the predecessor's Commission File Number. After the Form 8-K is filed, a new Commission File Number will be generated for the successor company." Interpretation 150.01 of the C&DIs does not specifically address the question of whether a Section 12 successor registrant can succeed to the Commission File Number of its predecessor.

Because HoldingCo will be the successor to the Company and it is our view that stockholders of HoldingCo would benefit from the convenience and simplicity of being able to access all of the Company's and HoldingCo's filings under the Exchange Act in one location on the Commission's Next-Generation EDGAR System, we conclude that at the Effective Time HoldingCo can assume and use the Commission File Number currently used by the Company. We note that the Staff has taken similar positions with respect to successors in situations similar to the Reorganization. See, e.g., Willbros Group, Inc., supra, GulfMark Offshore, Inc., supra, Southwestern Energy Company (available June 29, 2006), and Adolph Coors Company, supra.

Accordingly, we respectfully request that the Staff concur in our conclusion that HoldingCo can assume and use the Commission File Number currently used by the Company.

V. CONCLUSION

On behalf of the Company, we respectfully request the concurrence of the Staff in each of the conclusions and opinions listed above under the heading "Request." We also request that the Staff confirm that HoldingCo may rely on the Staff's concurrence in such conclusions and opinions to the same extent as the Company. Because the Company will not proceed with the Reorganization, including, without limitation, filing the Reorganization Registration Statement, until the outcome of this request is known, we hereby respectfully request that this matter be given expedited consideration by the Staff. If the Staff does not concur in any of our conclusions, opinions or any other matters discussed in this letter, we would appreciate an opportunity to discuss them with the Staff prior to any written response to this letter.

If you have any questions or you require additional information concerning this letter or any matter discussed herein, please contact the undersigned at (212) 969-3155.

Sincerely,

By: Julie M. Allen
Julie M. Allen, Esq.

ANNEX A

COMPARATIVE RIGHTS OF COMPANY AND HOLDINGCO STOCKHOLDERS

Set forth below is a summary of the material differences between the rights of holders of Company Common Stock and their prospective rights as holders of HoldingCo Common Stock. The Company is incorporated under the laws of the State of Connecticut and HoldingCo will be incorporated under the laws of the State of Delaware. At the Effective Time of the Merger, Company Common Stock will be converted on a one-for-one basis into HoldingCo Common Stock. As a result of the Merger, HoldingCo's amended and restated certificate of incorporation and bylaws and the applicable provisions of the Delaware General Corporation Law (the "DGCL") will govern the rights of the former holders of Company Common Stock who receive shares of HoldingCo Common Stock in the Merger. The rights of the Company's shareholders are governed at the present time by the amended and restated certificate of incorporation and the amended and restated bylaws of the Company, and the applicable provisions of the CBCA.

	Rights of Holders of Company Common Stock	Rights of Holders of HoldingCo Common Stock
Capitalization:	The Company's amended and restated certificate of incorporation authorizes the Company to issue 165,000,000 shares of the Company common stock, par value $0.05 per share, and 100,000 shares of the Company preferred stock, par value $0.05 per share.	HoldingCo's amended and restated certificate of incorporation will authorize HoldingCo to issue 375,000,000 shares of HoldingCo common stock, par value $0.01 per share, and 1,000,000 shares of HoldingCo preferred stock, par value $0.01 per share.
Voting Rights:	Company common shareholders are entitled to one vote for each share and vote together as a single class. The Company's amended and restated certificate of incorporation does not provide for cumulative voting for the election of directors.	HoldingCo common stockholders will be entitled to one vote for each share and vote together as a single class. HoldingCo's amended and restated certificate of incorporation will not provide for cumulative voting for the election of directors.
Quorum:	The Company's amended and restated bylaws provide that holders of a majority of the shares entitled to vote, present in person or by proxy, constitute a quorum at a shareholder meeting.	HoldingCo's bylaws will provide that holders of a majority of the shares entitled to vote, present in person or by proxy, constitute a quorum at a stockholder meeting.

	Rights of Holders of Company Common Stock	Rights of Holders of HoldingCo Common Stock
Number of Directors:	The Company's amended and restated bylaws provide that the number of members of the Company's board of directors shall not be fewer than three nor more than 15 persons, as fixed from time to time by action of the shareholders or the board of directors or, in the absence thereof, shall be the number of incumbent directors after the election at the preceding annual meeting of shareholders.	HoldingCo's bylaws will provide that the number of members of HoldingCo's board of directors shall not be fewer than three nor more than 15 persons, as fixed from time to time by action of the stockholders or the board of directors or, in the absence thereof, shall be the number of incumbent directors after the election at the preceding annual meeting of stockholders.
Removal of Directors:	The Company's amended and restated bylaws provide that members of the Company's board of directors may be removed only (1) for cause, by the remaining directors or (2) with or without cause by shareholder action, at a meeting called for that purpose, by vote of at least 80% of the shares of capital stock then entitled to vote at an election of directors.	HoldingCo's bylaws will provide that members of HoldingCo's board of directors may be removed only (1) for cause, by the remaining directors or (2) with or without cause by stockholder action, at a meeting called for that purpose, by vote of at least 80% of the shares of capital stock then entitled to vote at an election of directors.
Classification of Board of Directors:	The Company's amended and restated certificate of incorporation provides for directors to be divided into three classes, as nearly equal in the number of directors as possible, with the directors in each class serving a three-year term. Each director shall serve for a term ending on the date of the third annual meeting following the meeting at which such director was elected.	HoldingCo's amended and restated certificate of incorporation will provide for directors to be divided into three classes, as nearly equal in the number of directors as possible, with the directors in each class serving a three-year term. Each director shall serve for a term ending on the date of the third annual meeting following the meeting at which such director was elected.
Filling Vacancies on the Board of Directors:	Any vacancies on the board of directors, however resulting, or newly created directorships resulting from any increase in the number of directors, shall be filled by the affirmative vote of a majority of the remaining directors then in office. Any directors so chosen shall hold office for the remainder of the full term of the class of directors in which the vacancy occurred or in which the new directorship was created. No decrease in the number of directors shall shorten the term of any incumbent director.	Any vacancies on the board of directors, however resulting, or newly created directorships resulting from any increase in the number of directors, shall be filled by the affirmative vote of a majority of the remaining directors then in office. Any directors so chosen shall hold office for the remainder of the full term of the class of directors in which the vacancy occurred or in which the new directorship was created. No decrease in the number of directors shall shorten the term of any incumbent director.

	Rights of Holders of Company Common Stock	Rights of Holders of HoldingCo Common Stock
Record Date:	The board of directors may fix, in advance, a record date, which shall not be more than 70 nor less than 10 days before the date of any shareholder meeting, nor more than 70 days prior to any other action.	The board of directors may fix, in advance, a record date, which shall not be more than 60 nor less than 10 days before the date of any stockholder meeting, nor more than 60 days prior to any other action.
Notice of Meetings:	Each shareholder entitled to vote must be given written notice (unless waived) of each annual or special meeting, stating the place, date, time and purpose(s) of the meeting, not less than 10 nor more than 60 days before the date of the meeting.	Each stockholder entitled to vote must be given written notice (unless waived) of each annual or special meeting, stating the place, date, time and purpose(s) of the meeting, not less than 10 days nor more than 60 days before the date of the meeting.
Amendments to Charter:	The CBCA requires that a proposed amendment to the Company's amended and restated certificate of incorporation must be adopted by the board of directors, and the board of directors must submit the amendment to the shareholders for their approval. In addition, the board must submit the amendment to the shareholders with their recommendation of approval, unless the board of directors makes a determination that because of conflicts of interest or other special circumstances it should not make such a recommendation, in which case the board of directors must transmit to the shareholders the basis for such determination. In addition, the following sections of the amended and restated certificate of incorporation of the Company may be amended, repealed, or altered only at a meeting of the shareholders by vote of the holders of at least 80% of the shares of capital stock entitled to vote on amendments to the amended and restated certificate of incorporation: (1) Section 9 - Supermajority Vote for Approval of Business Combinations; (2) Section 10 -Amendment of Sections 9 and 10; (3) Section 11 - Classification of Board of Directors; and (4) Section 12 - Amendment of Bylaws by Shareholders.	The DGCL requires that the board of directors adopt a resolution setting forth any proposed amendment to HoldingCo's amended and restated certificate of incorporation, declaring its advisability, and that the amendment be approved by a majority of the outstanding stock entitled to vote on the amendment; additionally, the amendment must be approved by a majority of the outstanding stock of each class entitled under to vote separately as a class on the amendment. In addition, the following sections of the amended and restated certificate of incorporation of HoldingCo may be amended, repealed, or altered only at a meeting of the stockholders by vote of the holders of at least 80% of the shares of capital stock entitled to vote on amendments to the amended and restated certificate of incorporation: (1) Section 9 - Supermajority Vote for Approval of Business Combinations; (2) Section 10 -Amendment of Sections 9 and 10; (3) Section 11 - Classification of Board of Directors; and (4) Section 12 - Amendment of Bylaws by Stockholders.

	Rights of Holders of Company Common Stock	Rights of Holders of HoldingCo Common Stock
Amendments to Bylaws:	Pursuant to the Company's amended and restated certificate of incorporation and amended and restated bylaws, the bylaws of the Company may be adopted, amended or repealed only at a meeting of the shareholders by the affirmative vote of the holders of at least 80% of the shares of capital stock then entitled to vote thereon. The board of directors of the Company shall have the power, without the assent or vote of the shareholders, to adopt, amend or repeal the bylaws by the affirmative vote of directors holding a majority of the directorships.	Pursuant to HoldingCo's amended and restated certificate of incorporation and bylaws, the bylaws of HoldingCo may be adopted, amended or repealed only at a meeting of the stockholders by the affirmative vote of the holders of at least 80% of the shares of capital stock then entitled to vote thereon. The board of directors of HoldingCo shall have the power, without the assent or vote of the stockholders, to adopt, amend or repeal the bylaws by the affirmative vote of directors holding a majority of the directorships.
Special Meetings of the Board of Directors:	A special meeting of the board of directors may be called by the chairman or the secretary at the request of any director on at least two days' written or oral notice of the date, time and place thereof, given to each director. Unless otherwise indicated in the notice thereof, any and all business may be transacted at a special meeting.	A special meeting of the board of directors may be called at any time by the chairman or the secretary at the request of any director on at least two days' written or oral notice of the date, time and place thereof, given to each director. Unless otherwise indicated in the notice thereof, any and all business may be transacted at a special meeting.
Special Stockholders' Meetings:	Special meetings of the shareholders may be called by the chairman of the board or by the directors. The chairman of the board is required to call, and give notice of, a special shareholders' meeting upon the written request of the holders of not less than one-tenth of the voting power of all shares entitled to vote at the meeting, for the purposes specified in such request.	Special meetings of the stockholders may be called by the chairman of the board or by the directors. The chairman of the board is required to call, and give notice of, a special stockholders' meeting upon the written request of the holders of not less than one-tenth of the voting power of all shares entitled to vote at the meeting, for the purposes specified in such request.
Action by Consent of Stockholders:	Under the CBCA, shareholders may execute an action by unanimous written consent in lieu of any annual or special shareholder meeting; or if the certificate of incorporation so provides, by written consent by shareholders holding not less than a majority of the voting power of shares, entitled to vote thereon or to take such action, as may be provided in the certificate of incorporation. In either event, directors may not be elected by written consent of shareholders without a meeting of	As permitted under the DGCL, HoldingCo's amended and restated certificate of incorporation will prohibit stockholder action except at an annual or special meeting of stockholders.